(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: January 31, 2005 Estimated average burden hours per response . . . 2.50 SEC FILE NUMBER 000-26671 CUSIP NUMBER 292827102

For Period Ended: April 30, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

ENGAGE, INC.

Full Name of Registrant

Not Applicable

Former Name if Applicable

100 Brickstone Square

Address of Principal Executive Office (Street and Number)

Andover, Massachusetts 01810

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)    ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

On June 17, 2003, the Company will announce that it is insolvent and is negotiating a financial restructuring in which the Company and several of its United States subsidiaries would file voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code. The Company is in the final stages of negotiating an asset purchase agreement providing for the sale of substantially all of its assets to a third party, which sale would be subject to bankruptcy court approval, regulatory approvals and other conditions. The Company will also need to obtain the consent of CMGI, Inc., the Company’s secured lender, with respect to the use of cash collateral to help fund its operations in the Chapter 11 proceedings. There can be no assurance that the Company will be able to complete all of these arrangements in the time available. If the Company is unable to complete these negotiations and obtain the required consent from CMGI immediately, it intends to wind up its affairs and liquidate it assets. In the event of a liquidation, or even a successful reorganization, the Company believes that it is unlikely that there will be any recovery for the Company’s stockholders.

The Company’s senior management has devoted substantial time to exploring available alternatives to address its current liquidity issues. Due to the extensive amount of time allocated by management to address the foregoing, the financial statements of the Company, including the notes thereto, and the required disclosures have not been finalized. Until finalized, the financial statements and required disclosures of the Company which must be filed in connection with the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003 pursuant to the Securities Exchange Act of 1934, as amended, cannot be completed. Accordingly, the Company is not in a position to file its Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003 on a timely basis without unreasonable effort or expense.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lisa Pavelka McAlister (Name)	(978) (Area Code)	684-3884 (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See response to Item III above.

Engage, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 16, 2003	By:	/s/ Lisa Pavelka McAlister
Lisa Pavelka McAlister Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).